FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 9, 2009

EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic licenses its full internet casino suite to Betsafe

Three-year deal to strengthen company’s presence in the Scandinavian market

September 9, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, has signed a three-year agreement to license its full Internet casino suite to Betsafe.com, a leading online gaming operator with a growing customer base of over 250,000 players.

The deal takes the total number of CryptoLogic licensees to 26 and is the second full casino hosting licensing deal signed by the company this year.

CryptoLogic’s download casino is the first ever offered by Betsafe, enabling it to benefit from CryptoLogic’s complete suite of over 200 games and promotional tools. The CryptoLogic casinos will initially be based on the Euro and in English, Danish, Norwegian and Swedish languages, with an option to widen the range of languages and currencies in the future.

Under the terms of the agreement, CryptoLogic becomes Betsafe's exclusive supplier of download casino software, which allows players to pre-install CryptoLogic’s online casino to their PCs and thereby enjoy the full extent of its content-rich and interactive branded and proprietary games. In addition, CryptoLogic will also become a non-exclusive supplier of a full suite of instant play casino games, primarily aimed at casual players who do not wish to download games on their computers.

The games are expected to become available on Betsafe’s website by the end of 2009 and will provide CryptoLogic with recurring revenue based on wagers placed by Betsafe’s customers.

Brian Hadfield, President and CEO of CryptoLogic, said: “This is the first time Betsafe, one of the fastest-growing operators, has offered a download casino to its players. The agreement underlines CryptoLogic’s credentials as a trusted partner with branded and innovative proprietary games and a technology platform that is second to none. In line with our strategy, this deal also provides us with greater penetration into the Scandinavian market and is a further significant step towards our goal of profitability and long-term growth.”

Henrik Persson, Chief Executive at Betsafe, commented: “We are delighted to sign this agreement with CryptoLogic, who have a proven track record of consistently delivering innovative, industry-leading betting games. Betsafe casino is committed to providing its customers with the best gaming experience available and this collaboration with CryptoLogic will help us achieve that goal.”

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet with award winning games featuring some of the world’s most famous action and entertainment characters. Its licensees include many of the world’s best known Internet gaming brands including the “big four” international operators. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Betsafe

Betsafe, based in Malta, is today one of the leading suppliers of online gaming products worldwide, with over 250,000 customers from over 100 different countries. Since its official launch in January 2006 Betsafe has been able establish itself as one of the most trusted and reliable gaming companies in the market. Betsafe offers its customers a wide selection of innovative products such as poker, sportsbetting and casino games.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext. 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.